Exhibit 99.1

CLPS Incorporation Announces Promotion of Chief Operating Officer Mr. Henry Li Li to President

HONG KONG, July 2, 2024 / PRNewswire / — CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS) today announced the organizational restructuring with the appointment of Chief Operating Officer (“COO”), Mr. Henry Li Li, as the President of the Company, effective immediately. Mr. Li will transition from his COO role to exclusively assume the responsibilities of the President, and he will report directly to the Board of Directors (the “Board”).

Since joining CLPS in 2019, Mr. Li has been instrumental in driving the Company’s continued growth and innovation. As COO, he has implemented advanced technologies and optimized processes to significantly enhance operational efficiency and productivity. He has also established a comprehensive internal management system, enabling precise resource allocation and collaboration, resulting in improved operational effectiveness. Additionally, Mr. Li has actively expanded the market scope and cultivated strong relationships with key clients, contributing to the Company’s sustained organic growth.

Mr. Li has 20 years of professional experience in the financial and IT industries. He previously served as Vice President of Technology and Operations in Mastercard and Executive Manager, Head of Business Solution and Quality Assurance at Commonwealth Bank of Australia in China. Mr. Li graduated from Tianjin University, Tianjin, China, with a bachelor’s degree in Computer Science. He holds an MSE degree from Fudan University, Shanghai, China.

“I am honored to step into the role of President at CLPS,” said Mr. Li. “In the dynamic IT services industry, I will focus on leveraging our competitive advantage, fostering innovation, and achieving operational excellence. By investing in cutting-edge technology, streamlining processes, and expanding our international reach, we are positioned to deliver exceptional value to our stakeholders.”

Mr. Paul Xiao Feng Yang, Chairman of CLPS, commented: “The Board is impressed by Mr. Li’s strategic vision and execution capabilities, and we look forward to his leadership as the President of CLPS. This initiative is part of our long-term strategic plan to strengthen our corporate leadership and enhance management competence, enabling us to better respond to market changes and client needs. We will keep pushing the boundaries of innovation and development, delivering high-quality IT products and services to our clients.”

About CLPS Incorporation

Headquartered in Hong Kong, CLPS Incorporation is a global leading information technology (“IT”) consulting and solutions service provider focused on delivering services primarily to global institutions on the banking, wealth management, e-commerce, and automotive sectors. The Company serves as an IT service provider to a growing network of clients in the global financial service industry, including large financial institutions in the U.S., Europe, Australia, Asia, and their PRC-based IT centers. The Company maintains 20 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan. The remaining 10 global centers are located in Hong Kong SAR, USA, Japan, Singapore, Australia, Malaysia, India, Philippines, Vietnam, and Canada. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X (formerly Twitter), and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance. Known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, may cause the actual results and performance of the Company to be materially different from such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s expectations of the Company’s future growth, performance and results of operations, the Company’s ability to capitalize on various commercial, M&A, technology and other related opportunities and initiatives, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com